Exhibit 21
Subsidiaries of the Registrant

Parent	Subsidiary	State of Incorporation	Percentage of Ownership

Security Federal Corporation	Security Federal Bank	United States	100%
	Security Federal Statutory Trust	South Carolina	100%
Security Federal Bank	Security Federal Insurance, Inc.	South Carolina	100%
	Security Financial Services Corporation	South Carolina	100%
	Security Federal Investments, Inc.	South Carolina	100%